PLAN OF SHARE EXCHANGE


                              EXCHANGING SHARES OF
                           COLUMBIA SPORTSWEAR COMPANY
                            FOR ALL OF THE SHARES OF
                                    GTS, INC.

     1. Parties. The names of the corporations proposing to exchange shares are Columbia Sportswear Company, an Oregon corporation ("Columbia"), and GTS, Inc., an Oregon corporation ("GTS"). Columbia will acquire all of the GTS Capital Stock in the share exchange (the "Exchange").

     2. Terms and Conditions. Upon consummation of the Exchange (the "Effective Time"), Columbia will acquire all of the outstanding capital stock of GTS, and the shareholders of GTS will receive shares of nonvoting Common Stock of Columbia, as set forth in paragraph 3, in the manner and with the effect provided by the Oregon Business Corporation Act.

     3. Exchange for Columbia Nonvoting Common Stock. Columbia, the acquiring corporation, has issued one class of capital stock, divided into voting and nonvoting Common Stock. GTS has issued one class of capital stock, divided into voting and nonvoting Common Stock. The manner and basis of exchanging the shares of capital stock of GTS and Columbia shall be as follows:

          Each of the 6,220 shares of GTS voting Common Stock outstanding immediately before the Effective Time shall by virtue of the Exchange be exchanged for 5.72 shares Columbia nonvoting Common Stock, and each of the 61,980 shares of GTS nonvoting Common Stock outstanding immediately before the effective time shall by virtue of the Exchange be exchanged for 5.35 shares of Columbia nonvoting Common Stock.

                                        1